Exhibit 99.4

FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”), dated as of March 12, 2013, among Navios South American Logistics Inc., a Marshall Islands corporation, (the “Company”), Navios Logistics Finance (US) Inc., a Delaware corporation (together with the Company, the “Co-Issuers”), the Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture (as defined below).

WITNESSETH

WHEREAS, the Co-Issuers and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of April 12, 2011 providing for the issuance of 9 1/4% Senior Notes due 2019 (the “Notes”);

WHEREAS, Section 9.01(7) of the Indenture provides, among other things, that the Co-Issuers, the Guarantors and the Trustee, as applicable, may amend, waive, supplement or otherwise modify the Indenture, the Notes, the Note Guarantees or any other agreement or instrument entered into in connection with the Indenture without notice to or consent of any Holder of a Note to provide for the issuance of Additional Notes in accordance with the terms of the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture and the Trustee are authorized to execute and deliver this Fourth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Co-Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. ADDITIONAL NOTES. On or after the date hereof, the Co-Issuers shall issue $90,000,000 in aggregate principal amount of Additional Notes which shall be considered Notes for all purposes under the Indenture. The Additional Notes and the Trustee’s certificate of authentication shall be substantially in the form included in the Indenture.

3. RATIFICATION. Except as expressly amended by this Fourth Supplemental Indenture, each provision of the Indenture shall remain in full force and effect, and the Indenture is in all respects agreed to, ratified and confirmed by each of the Co-Issuers, the Guarantors, the Trustee, Registrar and Paying Agent.

4. NEW YORK LAW TO GOVERN. THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5. COUNTERPARTS. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guarantors and the Co-Issuers.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Ioannis Karyotis
Name:	Ioannis Karyotis
Title:	Authorized Signatory

NAVIOS LOGISTICS FINANCE (US) INC.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Authorized Signatory

[Fourth Supplemental Indenture]

CORPORACION NAVIOS S.A.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	President

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Director

By:	/s/ Efstratios Desypris
Name:	Efstratios Desypris
Title:	Director

By:	/s/ Ruben Martinez Baeza
Name:	Ruben Martinez Baeza
Title:	Secretary

PONTE RIO SOCIEDAD ANONIMA
NAUTICLER S.A.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Director

By:	/s/ Claudio Lopez
Name:	Claudio Lopez
Title:	Director

COMPANIA DE TRANSPORTE FLUVIAL INTERNACIONAL S.A.
PETROVIA INTERNACIONAL S.A.

By:	/s/ Mauro Caballero
Name:	Mauro Caballero
Title:	President

[Fourth Supplemental Indenture]

NAVARRA SHIPPING CORPORATION
PELAYO SHIPPING CORPORATION
STABILITY OCEANWAYS S.A.
HS SHIPPING LTD. INC.
HS SOUTH INC.
HS TANKERS INC.
HS NAVIGATION INC., as Guarantors

By:	/s/ George Achniotis
Name:	George Achniotis
Title:	Authorized Signatory

THALASSA ENERGY S.A.,

By:	/s/ Claudio P. Lopez
Name:	Claudio P. Lopez
Title:	Authorized Signatory

COMPANIA NAVIERA HORAMAR S.A., as Guarantor

By:	/s/ Carlos A. Lopez
Name:	Carlos A. Lopez
Title:	Authorized Signatory

MERCO PAR S.A.C.I., as Guarantor

By:	/s/ Horacio E. Lopez
Name:	Horacio E. Lopez
Title:	Authorized Signatory

By:	/s/ Eduardo Blanc
Name:	Eduardo Blanc
Title:	Authorized Signatory

[Fourth Supplemental Indenture]

NAVEGACION GUARANI S.A.,
as Guarantor

By:	/s/ Carlos A. Lopez
Name:	Carlos A. Lopez
Title:	Authorized Signatory

By:	/s/ Marcos J. Peroni
Name:	Marcos J. Peroni
Title:	Authorized Signatory

HIDROVIA OSR S.A., as Guarantor

By:	/s/ Marcos J. Peroni
Name:	Marcos J. Peroni
Title:	Authorized Signatory

By:	/s/ Antonio Quinonez
Name:	Antonio Quinonez
Title:	Authorized Signatory

MERCO FLUVIAL S.A. as Guarantor

By:	/s/ Marcos J. Peroni
Name:	Marcos J. Peroni
Title:	Authorized Signatory

By:	/s/ Quirino Fernandez
Name:	Quirino Fernandez
Title:	Authorized Signatory

[Fourth Supplemental Indenture]

PETROLERA SAN ANTONIO S.A.,
as Guarantor

By:	/s/ Carlos A. Lopez
Name:	Carlos A. Lopez
Title:	Authorized Signatory

By:	/s/ Eduardo Blanc
Name:	Eduardo Blanc
Title:	Authorized Signatory

VARENA MARITIME SERVICES S.A., as Guarantor

By:	/s/ Carmen Rodriguez
Name:	Carmen Rodriguez
Title:	Authorized Signatory

MERCO PARANA S.A. as Guarantor

By:	/s/ Carlos A. Lopez
Name:	Carlos A. Lopez
Title:	Authorized Signatory

[Fourth Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Martin Reed
Name:	Martin Reed
Title:	Vice President

[Fourth Supplemental Indenture]